Cloud Peak Energy Inc.
505 S. Gillette Ave.
Gillette, WY 82716
(307) 687-6000

November 17, 2009

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Cloud Peak Energy Inc.
  Registration Statement
  No. 333-161293

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), Cloud Peak Energy Inc., a Delaware corporation (the "Company"), hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m., EST, on November 19, 2009, or as soon thereafter as it is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

        We understand that the Company's Registration Statement on Form 8-A (filed with the Commission on November 16, 2009, File No. 001-34547) under the Securities Exchange Act of 1934, as amended, shall become effective simultaneously with the S-1 Registration Statement pursuant to General Instruction A(c)(2) of Form 8-A.

        The Company acknowledges that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
CLOUD PEAK ENERGY INC.
By:	/s/ COLIN MARSHALL Name: Colin Marshall Title: President and Chief Executive Officer